Exhibit 99.1

WISeKey Announces Planned Effectiveness of Redomiciliation from Switzerland to the British Virgin Islands

Zug, Switzerland, September 25, 2026 – WISeKey International Holding Ltd (“WISeKey” or the “Company”) (SIX: WIHN; NASDAQ: WKEY) today announced that it expects the previously announced redomiciliation of WISeKey from Switzerland to the British Virgin Islands to become effective on October 2, 2026 (the “Redomiciliation”). The Redomiciliation is being implemented through the cross-border merger of WISeKey with and into its wholly owned British Virgin Islands subsidiary, WISeQey Corp. (formerly known as WISeKey International Corp., “WISeQey”), with WISeQey continuing as the surviving company (the “Merger”). The Merger and Redomiciliation are expected to become legally effective on October 2, 2026, following completion of the applicable registration procedures.

Upon the effectiveness of the Merger:

●	WISeKey will be absorbed into WISeQey and WISeKey will cease to exist as a separate legal entity; and

●	WISeQey will succeed to all of the assets, rights, liabilities and obligations of WISeKey;

The Redomiciliation is not expected to change WISeKey’s underlying businesses or operations. The WISeQey’s operational headquarters and place of effective management will remain in Switzerland, and its global operations will continue as before.

In connection with the expected completion of the Merger, the ordinary shares of WISeQey are expected to commence trading on the Nasdaq Global Market under the ticker symbol “WQEY” and on the SIX Swiss Exchange, where they will have a primary listing, under the ticker symbol “WQEY”, on or about October 5, 2026.

We expect October 2, 2026 to be the last day of trading for the existing American Depositary Shares of WISeKey on Nasdaq and for the existing Class B shares of WISeKey on SIX Swiss Exchange. Following delisting and cancellation, holders of WISeKey securities will receive the applicable securities of WISeQey in accordance with the exchange ratios, elections and settlement procedures previously communicated to shareholders and described in the prospectus relating to the Merger, with the first day of trading for the WISeQey ordinary shares expected to occur on October 5, 2026.

WISeKey shareholders approved the Merger and the related Merger Agreement at the Extraordinary General Meeting held on September 9, 2026.

Carlos Moreira, Founder, Chairman and CEO of WISeKey, said: “The completion of our redomiciliation marks an important milestone in the evolution of WISeKey. It also marks the transition from WISeKey to WISeQey, a new name that symbolizes our strategic expansion into the quantum-security era. For 27 years, WISeKey has built its expertise around cybersecurity, digital identity, trusted semiconductors and secure communications. WISeQey represents the extension of that experience into the quantum world, with quantum security becoming an increasingly important pillar across our technologies and investments. The ‘Q’ in WISeQey reflects this evolution. Our objective is to combine nearly three decades of cybersecurity expertise with post-quantum cryptography, quantum technologies, secure semiconductors, trusted AI and satellite-based secure communications to help build the next generation of digital trust infrastructure. With WISeQey’s redomiciliation to the British Virgin Islands, we believe the new corporate structure will provide greater flexibility to support our continued international development and access to global capital markets, while maintaining our operational headquarters, effective management and roots in Switzerland.

This is therefore more than a change of domicile and corporate name. It represents the next chapter of WISeKey: building on the 27-year heritage of WISeKey while expanding our mission from securing today’s digital world to securing the emerging quantum world. We would like to thank our shareholders, employees, partners and advisors for their continued support throughout this transformation.”

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeID, which specializes in RoT and PKI solutions for secure authentication and identification in IoT, blockchain, and AI, (iii) WISeSat AG, which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp, which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG, which focuses on decentralized physical internet with DePIN technology and houses the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 30 00 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lena.cati@theequitygroup.com

Disclaimer:

This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”) or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

Important Additional Information and Where to Find It

In connection with the merger, WISeQey filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (File No. 333-297507), which was declared effective on July 31, 2026 and includes a prospectus of WISeQey . INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement, prospectus, and other documents filed by WISeKey or WISeQey with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or by directing a request to WISeKey International Holding Ltd, General-Guisan-Strasse 6, 6300 Zug, Switzerland.

Participants in the Solicitation

WISeKey, WISeQey, and their respective directors and executive officers may be deemed to have been participants in the solicitation of proxies from WISeKey’s shareholders in connection with the merger. Information regarding the interests of these directors and executive officers in the merger is included in the prospectus. Additional information regarding WISeKey’s directors and executive officers is also included in WISeKey’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are typically identified by words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “will,” “should,” “would,” “could,” “may,” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding: the anticipated benefits of the redomiciliation and merger; the expected timing and completion of the merger and the effectiveness thereof; the satisfaction of remaining conditions to the merger, including regulatory approvals; and the expected listing of WISeQey shares on Nasdaq and SIX Swiss Exchange.

These forward-looking statements are based on current expectations, estimates, forecasts, and projections about the industry and markets in which WISeKey and WISeQey operate, and management’s beliefs and assumptions. These statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Important factors that could cause actual results to differ materially from forward-looking statements include, but are not limited to: the risk that the merger may not be completed in a timely manner or at all; failure to satisfy remaining closing conditions; failure to obtain required regulatory approvals, including from Nasdaq, SIX Swiss Exchange, or the Swiss Takeover Board; the risk that the anticipated benefits of the redomiciliation may not be realized; changes in applicable laws or regulations; general economic and market conditions; and other risks and uncertainties described in WISeKey’s filings with the SEC, including its Annual Report on Form 20-F. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. WISeKey does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.